EXHIBIT 99.1

Brookfield Asset Management Reports Third Quarter 2018 Results

Net Income of $941 million or $0.11 per share,
FFO of $1.1 billion or $1.07 per share

BROOKFIELD, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended September 30, 2018.

Bruce Flatt, CEO of Brookfield stated, "We had another strong quarter. We ended the quarter with liquidity of $32 billion, which we expect to deploy into opportunities across our listed and private funds. Fundraising continues to be strong, including $18.5 billion of capital to date into two of our most recent flagship funds."

Operating Results

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months
	2018	2017	2018	2017
Net income[1]	$941	$992	$6,543	$2,565
Per Brookfield share[2,3]	0.11	0.20	2.56	0.46
Funds from operations[2,4]	$1,085	$809	$4,346	$3,523
Per Brookfield share[2,3,4]	1.07	0.79	4.28	3.47

1.     Consolidated basis – includes amounts attributable to non-controlling interests
2.     Excludes amounts attributable to non-controlling interests
3.     Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares issued in a consolidated subsidiary
4.     See Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 8

Net income was $6.5 billion for the last twelve months and $941 million in the quarter. The increase in the last twelve months reflects contributions from recent acquisitions across each of our businesses, a higher level of appraisal gains, and transaction gains. Net income in the quarter reflects lower appraisal gains compared to the prior year quarter.

Third quarter funds from operations (“FFO”) was $1.1 billion. Fee related earnings increased to $320 million, a 72% increase over the prior period, as a result of the growth in fee bearing capital from our private funds, and higher performance fee income. FFO from invested capital was $364 million, a slight decrease from the comparable 2017 period, as incremental contributions from recent acquisitions, additional home sales in our North American residential business, and improved performance by businesses owned within our private equity operations, were offset by lower earnings on our financial asset portfolio. FFO included $401 million of disposition gains within our private equity and real estate businesses.

Dividend Declaration

The Board declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on December 31, 2018 to shareholders of record as at the close of business on November 30, 2018. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fee bearing capital increased by $11 billion to $141 billion at September 30, 2018 representing a 9% increase over June 30, 2018, with growth from both our listed partnerships and our private funds.

Fee bearing capital from our listed partnerships increased by $8 billion. The increase was largely due to a $6 billion increase in capitalization of Brookfield Property Partners ("BPY"), including new units issued to privatize GGP. BAM is entitled to earn incentive distributions on the units issued as part of the transaction, effective the closing date, but has granted a one-year management fee holiday on this capital.

We are currently raising capital for a wide variety of funds, including all three of our flagship funds. In October, we closed $6.5 billion for our latest flagship private equity fund and launched our next flagship infrastructure fund. In the quarter, our private fund fee bearing capital increased $4 billion, inclusive of $2.7 billion of co‑investment capital we closed on as part of the GGP transaction, where we sold partial interests in several retail assets to third party investors. We also held closes for our flagship real estate fund, real estate perpetual core fund, and real estate multifamily fund. We continue to see opportunities to increase our private fund investor base in Europe and parts of Asia, and accordingly have increased the size of our investor servicing teams in these regions.

Our current real estate, infrastructure and private equity flagship funds are now 95%, 75%, and 90%, invested or committed.

Annualized fee revenues and target carry have reached $2.7 billion, up 22% from last year.

Annualized fee revenues are now $1.5 billion, with growth in the last year attributable to the capital raised for our latest flagship real estate fund, and cash flow growth in our listed partnerships, leading to higher incentive distributions.

Annualized target carry is now $1.2 billion, including $725 million on capital that has been deployed. Carry generated on deployed capital in the last twelve months was $1.1 billion, well in excess of our $725 million target, as we continue to create value in our underlying businesses through operating enhancements.

We continued to advance several transaction in the quarter, investing or committing $16 billion of capital.

Our infrastructure business has had a busy year, investing or committing up to an aggregate of $13 billion to six transactions. In October, we acquired 100% of Enercare, one of North America’s largest home and commercial services companies, which provides residential energy infrastructure, including HVAC rentals to approximately 1.8 million customers annually. We also closed on the provincially regulated portion of the previously announced Canadian natural gas gathering and processing asset acquisition from Enbridge, with the sale of the remaining federally regulated assets expected to close in mid-2019. Lastly, we are in advanced bilateral discussions to acquire a well-located, 1,500 km gas pipeline with access to the prolific Krishna Godavari basin in India.

Our real estate business progressed several transactions in the quarter. This included closing on the acquisition of the balance of GGP for approximately $15 billion, and reaching an agreement to acquire Forest City for $6.8 billion. We also acquired a 90% interest in a multifamily property operated with a unique Airbnb-friendly apartment concept, as well as two million square feet of logistics assets in greater São Paulo.

We continue to see strong demand from investors globally for mature, contracted renewable assets. Following the quarter, our renewable power business sold a 25% interest in a 413 megawatt Canadian hydroelectric portfolio.  We also intend to sell an additional 25% interest in these assets at the same price to another group of investors prior to yearend. Our renewable business will retain management and operating responsibilities of these assets. In order to facilitate this transaction, BAM will transfer its North American energy marketing capabilities to Brookfield Renewable Partners ("BEP"), and BAM and BEP have amended or agreed to transfer certain of their existing Power Purchase Agreements ("PPA") to BEP. In exchange, BAM and BEP have agreed to reduce the price BEP receives for its remaining PPA with BAM that relates to BEP's New York assets. This part of the transaction is expected to close in 2019.

Our private equity operations completed several transactions in the quarter, returning capital to shareholders, and providing liquidity for reinvestment. Our graphite electrode manufacturing business, GrafTech, completed a secondary offering and share repurchase generating proceeds of $668 million, and we agreed to sell our Western Australia oil and gas producer, Quadrant, for $2.15 billion, with an expected close in the fourth quarter of 2018.

We continue to focus on maintaining a strong balance sheet. We ended the quarter with $32 billion in liquidity, inclusive of $21 billion of uncalled fund commitments and $11 billion of core liquidity.

Within the $11 billion of core liquidity, we have $4 billion of cash and short-term securities at the corporate level. Our listed partnerships also continue to generate ample liquidity to fund their investment activities; during the quarter Brookfield Infrastructure Partners issued $250 million of preferred shares and $500 million of medium-term notes, and BEP issued C$300 million of green bonds, its first corporate-level green bond issuance, following the issuance of several project-level green bonds.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We also make reference to Generated or Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2018 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2018, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2018 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial (877) 255-3077 toll free in North America, or for overseas calls please dial (647) 252-4453 at approximately 10:50 a.m. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight December 8th, 2018. To access this rebroadcast, please call (800) 585-8367 or (416) 621-4642 (password: 4897508).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $330 billion in assets under management. The company has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: lower than target investment returns; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30	December 31
	2018	2017
Assets
Cash and cash equivalents	$7,839	$5,139
Other financial assets	5,573	4,800
Accounts receivable and other	15,424	11,973
Inventory	7,312	6,311
Assets classified as held for sale	1,727	1,605
Equity accounted investments	31,994	31,994
Investment properties	79,217	56,870
Property, plant and equipment	59,688	53,005
Intangible assets	16,146	14,242
Goodwill	7,012	5,317
Deferred income tax assets	2,029	1,464
Total Assets	$233,961	$192,720

Liabilities and Equity
Accounts payable and other	$22,546	$17,965
Liabilities associated with assets classified as held for sale	785	1,424
Corporate borrowings	6,661	5,659
Non-recourse borrowings
Property-specific mortgages	91,551	63,721
Subsidiary borrowings	8,762	9,009
Deferred income tax liabilities	11,550	11,409
Subsidiary equity obligations	3,847	3,661
Equity
Preferred equity	4,192	4,192
Non-controlling interests in net assets	61,376	51,628
Common equity	22,691	24,052
Total Equity	88,259	79,872
Total Liabilities and Equity	$233,961	$192,720

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2018	2017	2018	2017
Revenues	$14,858	$12,276	$40,765	$27,721
Direct costs	(11,967)	(10,034)	(32,839)	(21,753)
Other income and gains (losses)	144	(29)	581	236
Equity accounted income	50	505	680	1,090
Expenses
Interest	(1,274)	(932)	(3,377)	(2,640)
Corporate costs	(25)	(24)	(76)	(69)
Fair value changes	132	132	1,537	141
Depreciation and amortization	(833)	(643)	(2,175)	(1,755)
Income taxes	(144)	(259)	(636)	(503)
Net income	$941	$992	$4,460	$2,468

Net income attributable to:
Brookfield shareholders	$163	$228	$1,700	$416
Non-controlling interests	778	764	2,760	2,052
	$941	$992	$4,460	$2,468

Net income per share
Diluted	$0.11	$0.20	$1.53	$0.32
Basic	0.11	0.20	1.57	0.32

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$941	$992	$6,543	$2,565
Realized disposition gains in fair value changes or prior periods	387	232	1,135	1,079
Non-controlling interests	(1,415)	(1,073)	(6,030)	(3,692)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	446	(15)	1,570	546
Fair value changes	(132)	(132)	(1,817)	347
Depreciation and amortization	833	643	2,765	2,237
Deferred income taxes	25	162	180	441
Funds from operations[1,2]	$1,085	$809	$4,346	$3,523

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management	$320	$211	$1,286	$922
Real estate	464	382	1,745	1,736
Renewable power	48	45	307	203
Infrastructure	80	87	598	357
Private equity	247	137	615	427
Residential	16	(24)	93	13
Corporate	(90)	(29)	(298)	(135)
Funds from operations[1,2]	$1,085	$809	$4,346	$3,523

Per share[3]	$1.07	$0.79	$4.28	$3.47
  Non-IFRS measure – see Basis of Presentation on page 3
  Excludes amounts attributable to non-controlling interests
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$941	$992	$6,543	$2,565
Non-controlling interests	(778)	(764)	(3,797)	(1,976)
Net income attributable to shareholders	163	228	2,746	589
Preferred share dividends	(38)	(35)	(153)	(139)
Dilutive effect of conversion of subsidiary preferred shares	(20)	—	(87)	—
Net income available to common shareholders	$105	$193	$2,506	$450

Weighted average shares	957.9	958.9	958.1	958.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	20.1	21.6	21.2	16.5
Shares and share equivalents	978.0	980.5	979.3	975.3

Diluted earnings per share[2]	$0.11	$0.20	$2.56	$0.46

CASH AVAILABLE FOR DISTRIBUTION

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management FFO[3]	$320	$211	$1,286	$922
Dividends received from listed investments	464	329	1,478	1,239
Corporate activities FFO[3]
Financial assets earnings	19	54	116	156
Corporate costs, cash taxes and other	(26)	(17)	(103)	(39)
Corporate interest expense	(83)	(66)	(311)	(252)
	(90)	(29)	(298)	(135)
Preferred share dividends	(38)	(35)	(153)	(139)
Available for distribution/reinvestment[3]	$656	$476	$2,313	$1,887
  Includes management share option plan and escrowed stock plan
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary
  Non-IFRS measure – see Basis of Presentation on page 3